UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141619 106

(CUSIP Number)

February 25, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141619 106

1.	Names of Reporting Persons Easton Hunt Capital Partners, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use only
4.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 680,473 (2)
	6.	Shared Voting Power 58,229 (3)
	7.	Sole Dispositive Power 680,473 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,702
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)    ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 4.1% (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 259,450 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. EHC GP, LP (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 680,473 (2)
	6.	Shared Voting Power 58,229 (3)
	7	Sole Dispositive Power 680,473 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,702
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)    ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 4.1% (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 259,450 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. EHC, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 680,473 (2)
	6.	Shared Voting Power 58,229 (3)
	7	Sole Dispositive Power 680,473 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,702
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)    ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 4.1% (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 259,450 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. Easton Capital Partners, LP (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 572,640 (2)
	6.	Shared Voting Power 58,229 (3)
	7	Sole Dispositive Power 572,640 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,869
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)    ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 3.5% (4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 151,617 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. ECP GP, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 572,640 (2)
	6.	Shared Voting Power 58,229 (3)
	7	Sole Dispositive Power 572,640 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,869
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)    ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 3.5% (4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 151,617 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. ECP GP, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 572,640 (2)
	6.	Shared Voting Power 58,229 (3)
	7.	Sole Dispositive Power 572,640 (2)
	8.	Shared Dispositive Power 58,229 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,869
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 3.5% (4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 151,617 shares of common stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

CUSIP NO. 141619 106

1.	Name of Reporting Person. John Friedman (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)** (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 66,229 (3)
	6.	Shared Voting Power 1,253,113(2)
	7.	Sole Dispositive Power 66,229 (3)
	8.	Shared Dispositive Power 1,253,113(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,319,342
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ☒

Does not include 39,081 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11.	Percent of Class Represented by Amount in Row (9) 7.3% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Mr. Friedman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 259,450 shares of common stock. Also comprised of the following securities held of record by Easton Capital Partners, L.P.: 421,023 shares of common stock; currently exercisable warrants to purchase 151,617 shares of common stock.

(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P. and also comprised of 8,000 shares held directly by John Friedman.
(4)	Based on 17,696,121 shares of common stock outstanding of Issuer on August 30, 2011.

Item 1(a).	Name of Issuer:

Cardiovascular Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

651 Campus Drive

St. Paul, Minnesota 55112-3495

Item 2(a).	Name of Person Filing:

(i)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (“Easton Hunt Fund”):

(A) Easton Hunt Fund;

(B) EHC GP, LP, a Delaware limited partnership (“EHC GP”), the general partner of the Easton Hunt Fund;

(C) EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP; and

(D) John Friedman, an individual resident of the state of New York.*

(ii)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Capital Partners, LP, a Delaware limited partnership (“Easton Capital Fund”):

(A) Easton Capital Fund;

(B) ECP GP, LLC, a Delaware limited liability company (“ECP GP”), the general partner of the Easton Capital Fund;

(C) ECP GP, Inc., a Delaware corporation (“ECP GP Inc.”), the manager of ECP GP; and

(D) John Friedman, an individual resident of the state of New York.*

Easton Hunt Fund, EHC GP, EHC Inc., Easton Capital Fund, ECP GP, ECP GP Inc. and John Friedman are sometimes referred to herein as the “Reporting Persons.”

* This Amendment No. 2 to Schedule 13G is provided to report the beneficial ownership of the Issuer’s securities by John Friedman, which holdings were previously not included as being indirectly beneficially owned by John Friedman, and to amend certain holdings of the Reporting Persons as a result of net warrant exercises by Easton Hunt Fund and Easton Capital Fund on July 18, 2011.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address for each of the Reporting Persons is:

Attn: John Friedman

767 Third Avenue, 7th Floor

New York, NY 10017

Item 2(c).	Citizenship:

See Cover Pages, Item 4

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

141619 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	See Cover Pages, Items 5 through 11.

(b)-(c)	See Cover Pages, Items 5 through 11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

(a)	Not applicable
(b)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011

/s/ John H. Friedman
John H. Friedman

EASTON HUNT CAPITAL PARTNERS, L.P.

By:	EHC GP, LP, its General Partner

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC GP, LP

By:	EHC, Inc., its General Partner

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

By:	ECP GP, LLC, its General Partner

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

By:	ECP GP, Inc., its Manager

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement dated September 9, 2011, between the Reporting Persons.